June 26, 2025

Andrew E. Page
Chief Financial Officer
Amer Sports, Inc.
149 Fifth Avenue, 9th Floor
New York, New York 10010

       Re: Amer Sports, Inc.
           Form 20-F for The Fiscal Year Ended December 31, 2024
           Filed March 7, 2025
           File No. 001-41943
Dear Andrew E. Page:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing